On December 1, 2011, Research Affiliates, LLC filed a complaint in the United States District Court for the Central District of California, naming the Trust, WTAM, and its parent company, WisdomTree Investments, along with other parties, as defendants. The complaint alleged that the fundamentally weighted investment methodology developed by WisdomTree Investments and employed by the Trust infringes three of plaintiff's patents. The complaint sought both unspecified monetary damages to be determined and an injunction to prevent further infringement.

Subsequent to the reporting period, on November 7, 2012, Research Affiliates agreed to withdraw its suit and defendants agreed to withdraw their counterclaims and entered into a settlement agreement. Under the settlement, all parties exchanged releases for all existing claims. The other material terms of the settlement are as follows:

(i) Research Affiliates agreed not to sue the Trust, WTAM and WisdomTree Investments (the "WisdomTree Parties") for any future claims arising under any current patents held by Research Affiliates, as well as any future patents relating to fundamentally-weighted indexes and strategies that may issue under existing or future patent applications that may be filed by Research Affiliates within the next eight years, subject to reduction by up to three years if Research Affiliates is acquired. The covenant not to sue extends to service providers and customers of the WisdomTree Parties in connection with their products and services.

(ii) The WisdomTree Parties agreed not to sue Research Affiliates for any future claims arising under any current patents held by the WisdomTree Parties, as well as any future patents relating to fundamentally-weighted indexes and strategies that may issue under existing or future patent applications that may be filed by the WisdomTree Parties within the next eight years, subject to reduction by up to three years if any of the WisdomTree Parties are acquired. The covenant not to sue extends to service providers and customers of Research Affiliates in connection with Research Affiliates' products and services.

(iii) Research Affiliates and the WisdomTree Parties agreed that the covenants not to sue do not include a right under each party's patents to copy the other party's methodologies. They have further agreed that it is not copying if Research Affiliates introduces an index or strategy that uses at least three fundamental factors to weight its indexes and they are not predominantly dividend- or earnings-weighted, or any of the WisdomTree Parties introduces an index or strategy that is weighted by less than three fundamental factors.

(iv) The parties also agreed not to challenge the other party's patents or patent applications.

(v) Research Affiliates agreed to a one-time payment of $0.7 million to WisdomTree Investments. The WisdomTree Parties and the other defendants were not required to make any current or future payments to Research Affiliates.

All other terms of the settlement are confidential and the settlement will not affect the current methodologies and fees for any of the Funds.

WTAM and WisdomTree Investments had previously contractually agreed to indemnify the Trust and pay any losses, claims and damages (including legal fees) incurred by the Trust or a Fund in connection with the complaint so the Trust incurred no out-of-pocket expense in connection with this lawsuit.